UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 2008

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _________________ to _________________

Commission file number 0-5151

A)	Full title of the plan and the address of the plan, if different from that of issuer named below:

Flexsteel Industries, Inc. Salaried Employees Retirement and 401(k) Plan

B)	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Flexsteel Industries, Inc., 3400 Jackson Street, Dubuque, IA 52001

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Flexsteel Industries, Inc. Salaried Employees Retirement and 401(k) Plan
(Name of Plan)

Date: June 29, 2009	/s/ Timothy E. Hall
Timothy E. Hall Vice President-Finance, Chief Financial Officer and Secretary

FLEXSTEEL INDUSTRIES, INC. SALARIED EMPLOYEES

RETIREMENT AND 401(K) PLAN

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4–10

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2008:

Schedule H, Line 4i — Schedule of Assets (Held At End of Year)	12

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	13

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Flexsteel Industries, Inc.

Salaried Employees Retirement and 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Flexsteel Industries, Inc. Salaried Employees Retirement and 401(k) Plan (the ”Plan”) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2008 financial statements and, in our opinion, is fairly stated, in all material respects, when considered in relation to the basic financial statements taken as a whole.

Minneapolis, Minnesota

June 26, 2009

FLEXSTEEL INDUSTRIES, INC. SALARIED EMPLOYEES

RETIREMENT AND 401(k) PLAN

(Plan #007 EIN: 42-0442319)

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2008 AND 2007

	2008	2007

ASSETS:
Investments at fair value:
Flexsteel Industries, Inc. common stock	$821,181	$1,691,604
Mutual funds	2,176,553	4,034,004
Common/collective investment trust	17,098,512	13,241,277
Guaranteed investment contract	15,130	1,175,292
Pooled separate accounts	22,912,996	41,012,584

Total investments	43,024,372	61,154,761

EMPLOYER CONTRIBUTIONS RECEIVABLE	67,920	102,826

EMPLOYEE CONTRIBUTIONS RECEIVABLE	111,043	138,856

NET ASSETS AVAILABLE FOR BENEFITS — At fair value	43,203,335	61,396,443

ADJUSTMENTS FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT RESPONSIVE INSTRUMENT CONTRACTS	837,368	85,895

NET ASSETS AVAILABLE FOR BENEFITS	$44,040,703	$61,482,338

See notes to financial statements.

FLEXSTEEL INDUSTRIES, INC. SALARIED EMPLOYEES

RETIREMENT AND 401(k) PLAN

(Plan #007 EIN: 42-0442319)

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007

CHANGES IN NET ASSETS ATTRIBUTABLE TO:
Employee contributions	$1,871,896	$1,972,751
Employer contributions	1,274,008	1,322,975
Dividend and interest income	97,850	152,731
Net (depreciation) appreciation in fair value of assets (Note 3)	(15,285,657)	3,311,256
Transfers from other plans (Note 1)	35,240	60,115

Total (subtractions) additions	(12,006,663)	6,819,828

DISTRIBUTIONS	(5,433,363)	(7,581,037)

ADMINISTRATIVE EXPENSES	(1,609)	(3,920)

NET DECREASE	(17,441,635)	(765,129)

NET ASSETS AVAILABLE FOR BENEFITS — Beginning of year	61,482,338	62,247,467

NET ASSETS AVAILABLE FOR BENEFITS — End of year	$44,040,703	$61,482,338

See notes to financial statements.

FLEXSTEEL INDUSTRIES, INC. SALARIED EMPLOYEES

RETIREMENT AND 401(K) PLAN

(Plan #007 EIN: 42-0442319)

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

1.	DESCRIPTION OF THE PLAN

The following description of the Flexsteel Industries, Inc. Salaried Employees Retirement and 401(k) Plan (the ”Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General — The Plan is a defined contribution plan covering substantially all salaried employees of Flexsteel Industries, Inc. (the ”Company”) who have reached the age of 21 and have completed one year of service. Participation is voluntary. The Plan administrator controls and manages the operation and administration of the Plan. Assets of the Plan are held by the Principal Life Insurance Company and American Trust & Savings Bank of Dubuque, Iowa (collectively, referred to as the “Custodians”). American Trust & Savings Bank holds the Flexsteel Industries, Inc. common stock fund only. A committee appointed by the Board of Directors of the Company administers the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Transfers — During the years ended December 31, 2008 and 2007, the Plan received transfers from other company benefit plans totaling $35,240 and $60,115, respectively, related to certain employee job classification changes.

Contributions and Vesting — The Plan allows eligible employees to elect to have from 1% to 50% (sales personnel are subject to a 6% maximum) of their basic pretax pay contributed to the Plan. Employee contributions are by law subject to a maximum of $15,500 in calendar year 2008 and 2007. The Company contributes an amount equal to 25% of the first 4% of pay the employee contributes. Participant and Company basic contributions are 100% vested. The Company, at its option, may also contribute additional amounts to be allocated among all participants based on the participants’ pay; such additional discretionary contributions vest over six years (20% after two years, 40% after three years, 60% after four years, 80% after five years, and 100% after six years). Discretionary Company contributions may be made in either cash or Company stock, at the Company’s discretion. In addition, the Company contributes 4% of pay up to the social security limit and 6% of pay in excess of this limit on a monthly basis. Employees age 50 or older, or turning 50 during the Plan year, may make additional pre-tax (catch-up) contributions in excess of the Plan limit or statutory limit (not to exceed $5,000 in 2008). Forfeited balances of terminated participants may first be applied to pay expenses, which would otherwise be paid by the Company. Forfeitures not used to pay expenses shall be applied to reduce future company contributions. In 2008 and 2007, forfeitures totaled $17,188 and $29,044, respectively.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the Company’s contribution and allocations of Plan earnings, and is charged with an allocation of Plan losses and administrative expenses. Allocations are based on compensation, participant investment elections, and account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments — Plan participants direct their contributions to any of the 18 investment accounts available. The investment option in the guaranteed investment contract is not benefit responsive because participants may not be able to transact at contract value for transactions, such as investment transfers, early withdrawals, or termination. The guaranteed investment contract is presented at fair market value of $15,130 and $1,175,292 as of December 31, 2008 and 2007, respectively. The contract value of the guaranteed investment contract was $15,130 and $1,184,039 as of December 31, 2008 and 2007, respectively. Participants will not pay a surrender charge for distributions to participants and qualified domestic relations orders (during 60-day window following event), beneficiaries (during 120-day window), due to normal retirement (during 60-day window after normal retirement date and a second 60-day window after actual physical retirement), or minimum distributions. Participants will not pay a surrender charge when the U.S. Treasury Rate is equal to or less than the guaranteed rate being credited. Participants will pay a surrender charge when the U.S. Treasury Rate is higher than the guaranteed rate being credited.

Payment of Benefits — Distributions of benefits are paid upon retirement, death, disability, and in certain hardship cases. Distributions, in certain cases, may also occur on termination of the Plan or disposition of substantially all of the Company’s assets to another entity. Otherwise, benefits will be distributed on the date the participant attains age 65, the date the participant reaches age 55 and the 10th anniversary of the participant’s entry date or age 62 (the participant must cease employment to receive this benefit), the date of participant’s disability (the participant must cease employment to receive this benefit), or the date of participant’s termination of employment or death. If a participant’s vested account balance has never exceeded $1,000, the entire vested account balance shall be payable as a single lump sum upon retirement, death, or termination. For participants whose vested account balance exceeds $1,000, benefits are paid in an automatic form unless the participant or their beneficiary has selected an optional form.

Automatic Forms — The automatic form of retirement benefits shall be in the form of an immediate survivorship life annuity with installment refund for participants with a spouse or a single life annuity with installment refund for participants without a spouse.

The automatic form of death benefits shall be: (1) a qualified preretirement survivor annuity for participants who have a spouse to whom they have been continuously married throughout the one-year period ending on the date of their death, or (2) a single-sum payment to the participant’s beneficiary for participants who do not have a spouse who is entitled to the qualified preretirement survivor annuity.

Optional Forms — The optional forms of death benefits are a single-sum payment and any annuity that is an optional form of retirement benefit. However, the full flexibility option shall not be available if the beneficiary is not the spouse of the deceased participant.

The optional forms of retirement benefits shall be: (1) straight life annuity; (2) single life annuities with certain periods of 5, 10, or 15 years; (3) single life annuity with installment refund; (4) survivorship life annuities with installment refund and survivorship percentages of 50%, 66-2/3%, or 100%; (5) fixed period annuities; (6) a series of installments chosen by the participant with a minimum payment each year beginning with age 70-1/2 (full flexibility option); or (7) single-sum payment.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The financial statements have been prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments, including mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that these changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Common stock is valued at quoted market prices. The fair values of the pooled separate accounts are valued based on the quoted market prices of the underlying investments. The fully benefit-responsive common/collective investment trust is stated at fair value and then adjusted to contract value. Fair value of the common/collective investment trust (Principal Stable Value Select Fund) is determined based on the audited financial statements of the fund. The fair values of the conventional investment contracts are based on discounting the related cash flows based on current yields of similar instruments with comparable durations. The Guaranteed Investment Contract is not fully benefit responsive and is stated at fair value. Fair value of the contract is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.

In accordance with Financial Accounting Standards Board (FASB) Staff Position (FSP), FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), the statements of net assets available for benefits present an investment contract at fair value, as well as an additional line item showing an adjustment of the fully benefit-responsive contract from fair value to contract value. The statement of changes in net assets available for benefit is presented on a contract value basis and is not affected by the FSP.

Fair Value Measurements — In September 2006, the FASB issued Statement No. 157, Fair Value Measurements.

Effective January 1, 2008, the Plan adopted FASB Statement No. 157, with respect to its investments. FASB Statement No. 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. FASB Statement No. 157 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB Statement No. 157 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:
	•	Quoted prices for similar assets or liabilities in active markets;
	•	Quoted prices for identical or similar assets or liabilities in inactive markets;
	•	Inputs other than quoted prices that are observable for the asset or liability; and
	•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.

Common stock — Valued at the closing price reported on the active market on which the individual securities are traded, and are classified within level 1 of the valuation hierarchy.

Mutual funds — These investments are public investment vehicles valued using the Net Asset Value (NAV) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and classified within level 1 of the valuation hierarchy.

Pooled separate accounts — Valued at the NAV of shares held by the plan at year-end. The NAV of a Pooled Separate Account (PSA) is based on the market value of its underlying investments. The PSA NAV is not a publicly-quoted price in an active market. The determination of where an investment falls in the fair value hierarchy was determined based on the lowest level input that is significant to the fair value measurement in its entirety. The lowest level of input are securities quoted on private markets that are not active, or securities traded on active markets.

Guaranteed investment contract — Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the creditworthiness of the issuer.

Common/collective investment trust — This investment is a public investment vehicle valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is classified within level 2 of the valuation hierarchy, because the NAV’s unit price is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

Assets at Fair Value as of December 31, 2008

	Level 1	Level 2	Level 3	Total

Mutual funds	$2,176,553	$—	$—	2,176,553
Common stock	821,181	—	—	821,181
Common/collective investment trust	—	17,098,512	—	17,098,512
Pooled separate accounts	—	22,912,996	—	22,912,996
Guaranteed investment contract	—	15,130	—	15,130

Total assets at fair value	$2,997,734	$40,026,638	$—	$43,024,372

Expenses — Certain administrative expenses of the Plan, such as contract administration, recordkeeping, and transaction fees, are paid by the Plan. Certain other administrative fees of the Plan are paid by the Company. The Plan is not required to reimburse the Company for any administrative expenses paid by the Company. Expenses not paid by the Company are paid by the Plan. Administrative expenses charged to the Plan were not significant. Expenses paid by the Company were $80,517 and $74,708 for the years ended December 31, 2008 and 2007, respectively.

Payment of Benefits — Benefit payments to participants are recorded when requested, which is effectively upon distribution.

3.	INVESTMENTS

Investments that represent 5% or more of the Plan’s net assets for the years ended December 31, 2008 and 2007, were as follows:

	2008	2007

Principal Private Market Bond and Mortgage Account*	$3,333,863	$4,953,876
Principal Large Cap Stock Index Fund*	7,777,771	13,687,356
Principal Small Company Blend Stock Fund*	3,081,489	5,213,711
Principal Diversified International Separate Account*	2,835,755	7,653,185
Principal Stable Value Select Fund*	17,098,512	13,241,277

* Denotes party-in-interest

The net appreciation (depreciation) in the fair value of investments for the years ended December 31, 2008 and 2007, was as follows:

	2008	2007

Flexsteel Industries, Inc. common stock	$(664,542)	$(105,838)
Guaranteed investment contract	8,747	71,991
Mutual funds	(1,538,504)	300,851
Common/collective investment trust	641,925	499,419
Pooled separate accounts	(13,733,283)	2,544,833

	$(15,285,657)	$3,311,256

4.	RELATED-PARTY TRANSACTIONS

At December 31, 2008 and 2007, the Plan held 122,748 and 140,967 shares, respectively, of common stock of Flexsteel Industries, Inc., the sponsoring employer. During 2008 and 2007, the Plan recorded dividend income of $0.52 per share.

Certain Plan investments are managed by Principal Life or its affiliates. Principal Life is the custodian as defined by the Plan.

The above transactions are exempt party-in-interest transactions.

5.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their account.

6.	PLAN AMENDMENTS

During 2008, the Plan was amended as follows:

•	The Deposit Year as shown in Schedule 5 of the Plan was revised from a period beginning July 1 to a period beginning January 1 effective July 1, 2008.

•

Effective February 1, 2008, Flexsteel Industries, Inc. Common Stock was frozen as an investment option under the Plan and any dividends shall be reinvested into the Small Cap Blend Separate Account under the Annuity Contract.

7.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated September 27, 2002, that the Plan qualifies under the applicable sections of the Internal Revenue Code (IRC) and, therefore, the related trust is not subject to tax under current tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its tax qualification. The Plan has been amended since receiving the determination letter. The Plan administrator believes the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC and, as a result, no provision for income taxes is believed necessary.

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

As of December 31, 2008 and 2007, a reconciliation of net assets available for benefits per the financial statements to the Form 5500 is a follows:

	2008	2007

Net assets available for benefits per the financial statements	$44,040,703	$61,482,338
Adjustment from contract value to fair value for fully benefit-responsive investment contract(s)	837,368	85,895
Net assets available for benefits per the Form 5500	$43,203,335	$61,396,443

For the year ended December 31, 2008, the following is a reconciliation of total subtractions per the financial statements to the Form 5500:

Total subtractions per the financial statements	$(12,006,663)
Transfers from other plans	(35,240)
Adjustment from contract value to fair value for fully benefit-responsive investment contract (prior year)	85,895
Adjustment from contract value to fair value for fully benefit-responsive investment contract (current year)	(837,368)
Total loss per Form 5500	$(12,793,376)

******

SUPPLEMENTAL SCHEDULE

FLEXSTEEL INDUSTRIES, INC. SALARIED EMPLOYEES

RETIREMENT AND 401(k) PLAN

(Plan #007 EIN: 42-0442319)

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2008

Current Value

Common Stock — Flexsteel Industries, Inc. common stock (1)	$821,181
Mutual Funds:
Vanguard Explorer Fund	955,345
American Funds Growth Fund of America	1,221,208
Principal Life Insurance Company (2):
Guaranteed Interest Account (interest rate ranges: 2.45%–3.78%)	15,130
Stable Value Select Fund	17,098,512
Pooled Separate Accounts:
Money Market Account
Private Market Bond and Mortgage Account	3,333,863
Large Cap Stock Index Fund	7,777,771
Large Cap Blend Account	11,023
Mid Cap Stock Index Fund	1,519,661
Small Company Blend Stock Fund	3,081,489
Large Cap Value Account	662,533
Diversified International Separate Account	2,835,755
Lifetime Strategic Income Account	238,766
Lifetime 2010 Account	1,435,724
Lifetime 2020 Account	1,269,630
Lifetime 2030 Account	388,166
Lifetime 2040 Account	222,023
Lifetime 2050 Account	136,592

TOTAL	$43,024,372

(1)	Flexsteel Industries, Inc., the Plan Sponsor, is known to be a party-in-interest.

(2)	Principal Life Insurance Company, the Custodian, is known to be a party-in-interest.